SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                   Foxby Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   351645 106
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: Monica Pelaez, Esq.
                                 1-212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 6, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          236,900 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     236,900 Shares


--------------------------------------------------------------------------------

11   Aggregate Amount  Beneficially  Owned by Each Reporting Person
                                                                  236,900 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    9.10%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                     Winmill & Co. Incorporated / 13-1897916

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          236,900 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     236,900 Shares


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  236,900 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    9.10%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 HC

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          236,900 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     236,900 Shares

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  236,900 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    9.10%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Thomas B. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                                200 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                          236,900 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                           200 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     236,900 Shares

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  237,100 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    9.11%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1                  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Foxby Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
William G. Vohrer                                                      Treasurer
Monica Pelaez                                                          Secretary
Thomas B. Winmill                                                      President

ITEM 2.                 IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), Winmill & Co. Incorporated, a Delaware coporation whose securities are traded in the Pink Sheets over-the-counter market ("WCI"), Bassett S. Winmill and Thomas B. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f)  ISC and WCI are Delaware corporations. Bassett S. Winmill and Thomas
          B. Winmill are citizens of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ISC used working capital. Thomas B. Winmill used personal funds. WCI and Bassett S. Winmill have indirect beneficial ownership

ITEM 4.                 PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of October 8, 2004, the Reporting Persons believe there are 2,602,847 shares of Common Stock outstanding. ISC, WCI and Bassett S. Winmill are the beneficial owners of 236,900 shares of Common Stock which constitute approximately 9.10% of the outstanding shares of Common Stock. Thomas B. Winmill may be deemed to be the beneficial owner of 237,100 shares of Common Stock which constitute approximately 9.11% of the outstanding shares of Common Stock. ISC, WCI and Bassett S. Winmill disclaim beneficial ownership of shares held by Thomas B. Winmill. Thomas B. Winmill disclaims beneficial ownership of shares held by ISC, WCI and Bassett S. Winmill.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:

                                                                                       Where and How
                                                      Number of                         Transaction
Reporting Person          Date          Buy/Sell       Shares     Price Per Share        Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                      09/30/04         Buy          10,200          2.16                AMEX
ISC                      10/01/04         Buy           5,000          2.14                AMEX
ISC                      10/04/04         Buy          10,600          2.16                AMEX
ISC                      10/06/04         Buy           4,300          2.15                AMEX
ISC                      10/07/04         Buy           1,800          2.15                AMEX


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ISC is a wholly owned subsidiary of WCI. WCI is a New York based holding company. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Thomas B. Winmill may be deemed a controlling person of WCI, ISC and the Issuer. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the investment manager of the Issuer.

     Effective July 12, 2002, the Issuer retained CEF Advisers, Inc. as its Investment Manager. Previously, LCM Capital Management, Inc. ("LCM") was the manager. Under the terms of the Investment Management Agreement, the Issuer pays the Investment Manager a fee for its services at the annual rate of 1.00% of the Fund's average daily net assets. The fee is accrued each calendar day and the sum of the daily fee accruals is paid monthly. The daily fee accrual is computed by multiplying 1/365 by the annual rate and multiplying the product by the net asset value of the Fund as of the close of business on the previous day. LCM's fee was substantially similar. Certain officers and directors of the Fund are officers and directors of the Investment Manager. The Fund reimbursed the Investment Manager $55,189 for providing certain administrative and accounting service at cost during the year ended December 31, 2003.

     Bassett S. Winmill, a Reporting Person, may be deemed a controlling person of WCI, ISC and CEF. Thomas B. Winmill is a director and officer of WCI, ISC, CEF, and the Issuer. Each of William G. Vohrer and Monica Pelaez are officers of WCI, ISC, CEF, and the Issuer. The Issuer has audit and nominating committees comprised of directors Bruce B. Huber, James E. Hunt, John B. Russell and Peter
K. Werner. The function of the audit committee is routinely to review financial statements and other audit-related matters as they arise throughout the year. The nominating committee, among other things, nominates candidates to the Board. The Issuer has an executive committee comprised of Thomas B. Winmill.

     The Issuer uses the name Foxby pursuant to a royalty free, non-exclusive license from WCI. The license may be withdrawn by WCI at any time in its sole discretion.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:     Certain information concerning the Issuer's and ISC's
                  directors and executive officers.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2004

                                                INVESTOR SERVICE CENTER, INC.

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B. Winmill
                                                Title: President


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2004

                                                WINMILL & CO. INCORPORATED

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B. Winmill
                                                Title: President


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2004

                                                By: /s/ Thomas B. Winmill on
                                                    behalf of Bassett S. Winmill
                                                    by Power of Attorney signed
                                                    12/11/01
                                                Name: Thomas B. Winmill


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2004

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") and CEF Advisers, Inc. ("CEF") are wholly-owned subsidiaries of Winmill & Co. Incorporated ("WCI"), a Delaware company whose securities are traded on the Pink Sheets. Bassett S. Winmill may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC and CEF. Thomas B. Winmill may be deemed a controlling person of ISC, WCI, the Issuer and CEF on the basis of his position as President of each.

     The directors of ISC are William G. Vohrer and Thomas B. Winmill. The directors of CEF are Robert D. Anderson, Bassett S. Winmill and Thomas B. Winmill. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Edward
G. Webb, Bassett S. Winmill, Mark C. Winmill, and Thomas B. Winmill. The directors of the Issuer are Bruce B. Huber, James E. Hunt, John B. Russell, Peter K. Werner and Thomas B. Winmill.

     Information relevant to each director of the Issuer deemed to be an interested person of the Issuer as defined by the Investment Company Act of 1940:

                                                                       Issuer
Name of Certain Issuer  Director,  Principal  Occupation and          Director
 Business Experience for Past Five Years                               Since
--------------------------------------------------------------------------------

THOMAS B. WINMILL -- He is President of the Issuer,  as well            2002
as the other investment  companies in the Investment Company
Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.

     The non-director executive officers of the Issuer and/or director/officers of WCI, and their relevant biographical information are set forth below:

     WILLIAM G. VOHRER - Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Investment Company Complex, WCI and ISC since February 2001 and of the Issuer since July 2002. From 1999 to 2001, he was an independent consultant specializing in accounting matters. From 1994 to 1999 he was Chief Financial Officer and Financial Operations Principal for Nafinsa Securities, Inc., a Mexican Securities broker/dealer. He was born on August 14, 1950.

     MONICA PELAEZ - Vice President, Secretary, Associate General Counsel, and Chief Compliance Officer. She is Vice President, Secretary, and Chief Compliance Officer of the Investment Company Complex, WCI, ISC and the Issuer. She earned her Juris Doctor from St. John's University School of Law. She is a member of the New York State Bar. She was born November 5, 1971.

     The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of October 8, 2004 by each foregoing officer and/or director of the Issuer.


           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Bassett S. Winmill                     236,900
           Thomas B. Winmill                      237,100
           William G. Vohrer                            0
           Monica Pelaez                                0